Exhibit 7.1

Explanation of ratio calculations

Other financial data	2016	2015	2014	2013	2012
Dividend payout ratio (1)	—	—	10.1%	—	—
Return on average total assets (2)	(0.28%)	(0.39%)	0.50%	(1.54%)	(0.84%)
Return on average ordinary shareholders' equity (3)	(5.3%)	(7.7%)	11.7%	(34.4%)	(22.3%)
Average owners' equity as a percentage of average total assets	5.2%	5.0%	4.3%	4.5%	3.8%
Ratio of earnings to combined
fixed charges and preference share dividends (4,5)
- including interest on deposits	0.79	(0.36)	2.45	(1.18)	(0.10)
- excluding interest on deposits	0.17	(5.44)	9.95	(22.79)	(9.47)
Ratio of earnings to fixed charges only (4,5)
- including interest on deposits	0.79	(0.36)	2.45	(1.18)	(0.10)
- excluding interest on deposits	0.17	(5.44)	9.95	(22.79)	(9.47)

Notes:

(1)	Dividend payout ratio represents dividends paid and current year final dividends proposed as a percentage of net profit attributable to ordinary shareholders.

(2)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(3)	Return on average ordinary shareholders’ equity represents (loss)/profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

(4)	For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(5)	The earnings for the years ended 31 December 2016, 2015, 2013 and 2012 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2016, 2015, 2013 and 2012 was £810 million, £1,040 million, £2,857 million and £2,702 million respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2016, 2015, 2013 and 2012 was £810 million, £1,040 million, £2,857 million and £2,702 million respectively.